Confidential Treatment Requested
by CSK Auto Corporation
FOIA Confidential Treatment Request
March 13, 2008
Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.E.
Washington, D.C. 20549

RE:	CSK Auto Corporation Form 10-K for the fiscal year ended February 4, 2007 Forms 10-Q for the fiscal quarters ended May 6, 2007, August 5, 2007 and November 4, 2007 File No. 001-13927
Dear Mr. Moran:
On behalf of CSK Auto Corporation (the “Company”), this letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated February 26, 2008, regarding the Company’s above-identified Form 10-K and Forms 10-Q.
The responses set forth below correspond to the numbers assigned in the Comment Letter. For the Staff’s convenience, we have placed the Staff’s comments in bold type followed by the Company’s response.
Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for its response to comment 4. The Company requests that this portion, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the office of General Counsel at the Company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Matters, page 51

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

1.	We have read your proposed disclosure enhancements to Critical Accounting Matters in response to comment one of our letter dated February 1, 2008. Please discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. For example, please disclose how accurate your shrink accruals for inventory and self-insurance reserves have been based on your estimates. Refer to Release Nos. 33-8350 and 34-48960

Response:

The Company’s shrink accrual and liability for self-insurance at November 4, 2007 were approximately $19.2 million and $25.0 million, respectively. The Company will provide enhanced disclosures concerning the accuracy of its estimates in these areas.

The shrink accrual for a period is based on the actual shrink rate experienced from the most recent physical inventory count. This accrual is calculated and recorded separately for each store, warehouse and distribution center. The Company increases or decreases shrink expense for the difference between the shrink that was accrued during the period since the last physical inventory and the actual book to physical adjustment in the period the physical inventory adjustment is determined. Since the Company performs physical inventory counts throughout the year, adjustments are made throughout the year and these adjustments relate to shrink accruals recorded in the prior fiscal quarters and the prior fiscal year.

For the first thirty-nine weeks of fiscal 2007, the Company decreased shrink expense $1.6 million, and for the fiscal years ended February 4, 2007 and January 29, 2006 the Company increased shrink expense $1.0 million and $1.2 million, respectively, for differences between physical inventory results and the Company’s accrual rates. The Company will provide this additional disclosure as an indicator of the overall accuracy of our shrink accrual rates.

In the case of self-insurance, the Company engages an independent actuary to prepare annual estimates of incurred and incurred but not reported losses for each open policy period. The estimates relate to both the current and prior periods and estimates for prior periods will change from loss development on known claims and a revised estimate for claims incurred but not reported (“IBNR”). The actual cost of claims incurred in a policy period is not known for several years and remains an estimate until all claims relating to the period have been reported and settled. For the fiscal years ended February 4, 2007 and January 29, 2006, we recorded increases to expense of $0.6 million and $0.2 million related to changes in estimates of losses for prior fiscal years. The Company will provide this additional disclosure for the last three fiscal years as an indicator of the accuracy of our estimates for self-insurance.

The Company will include the following disclosure enhancements substantially as set forth below in its fiscal 2007 Form 10-K. The following disclosure has been adjusted from that

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

included in the Company’s February 15, 2008 letter submission to the Staff and additions to that disclosure have been underlined for the Staff’s convenience.
Critical Accounting Matters
The preparation of our financial statements requires us to make critical accounting estimates that affect the amounts reported in those financial statements. We define a critical accounting estimate as one that is both significant to the portrayal of our financial condition and results of operations, and requires management’s difficult, subjective or complex judgments. Periodically throughout the fiscal year, we evaluate our accounting estimates based on historical experience, current results, future projections, and other relevant factors and make adjustments as appropriate. The application of certain of these policies requires significant judgments and estimates that can affect the results of operations and the financial position of the Company, as well as the related footnote disclosures. The Company bases its estimates on historical experience and other assumptions that it believes are most likely to occur. The disclosures below note situations in which it is reasonably likely or probable that future financial results could be impacted by changes in these estimates and assumptions. The term reasonably likely refers to an occurrence that is more than remote but less than probable in the judgment of management. The term probable refers to an occurrence that is likely to occur in the judgment of management.
Inventory Valuation
Inventories are valued at the lower of cost or market, cost being determined utilizing the First-in, First-Out (“FIFO”) method. We maintain inventory in stores, parts depots and distribution centers. A physical inventory count is performed at each store, parts depot and distribution center at least once during the fiscal year. Due to the fact that we have numerous stores, parts depots and distribution centers, physical inventory counts are performed throughout the fiscal year. Typically, physical inventory counts for the distribution centers are scheduled for later in the fiscal year. At each balance sheet date, we adjust our inventory carrying balances by an estimated allowance for inventory shrinkage that has occurred since the most recent physical inventory and an allowance for inventory obsolescence, each of which is discussed in greater detail below.
•	We reduce the FIFO cost of our inventory for estimated loss due to shrink since the most recent physical inventory. Shrink estimates for each store are determined by dividing the shrink loss based on the most recent physical inventory by the sales for that store since its previous physical inventory. The resulting percentage for each store is multiplied by the sales for that store since the last physical inventory through reporting period end. Shrink allowances for each parts depot and distribution center are determined in a similar manner. The shrink amount, based on the most recent physical inventory at the parts depot or distribution center, is divided by the inventory receipts at the location since the previous physical inventory. The resulting percentage for each parts depot or distribution center is multiplied by the receipts for that location since the last physical inventory through the reporting period end. We adjust shrink expense for differences between physical counts and our accrual rates throughout the year in the period the physical inventory adjustment is

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

determined. Shrink expense for the fiscal years 2007, 2006 and 2005 was approximately $XX million, $31.6 million and $28.8 million, respectively. As a percentage of cost of goods sold, shrink expense for fiscal 2007, 2006, and 2005 was XX%, 3.1% and 3.3%, respectively. While the shrink accrual is based on recent experience, it is an estimate and thus it is probable that actual losses will be higher or lower than estimated. Included in the shrink expense amounts above were physical count accrual adjustments which increased (decreased) shrink expense by approximately $XX million, $1.0 million and $1.2 million for fiscal 2007, 2006 and 2005, respectively.

•	In certain instances, we retain the right to return obsolete and excess merchandise inventory to our vendors. In situations where we do not have a right to return, we record an allowance representing an estimated loss for the difference between the cost of any obsolete or excess inventory and the estimated retail selling price. Inventory levels and gross margins earned on all products are monitored monthly. On a quarterly basis, we assess whether we expect to sell a significant amount of inventory below cost and, if so, estimate and record an allowance. The allowance for excess and obsolete inventory was $XX million and $0.8 million at February 3, 2008 and February 4, 2007, respectively. It is reasonably likely that market and other factors relative to the valuation of inventory may change in the future, which could result in increases or decreases to gross margins on the sale of inventory.
Self-Insurance Reserves
The Company purchases third-party insurance for workers’ compensation, automobile, product and general liability claims that exceed a certain dollar threshold. However, the Company is responsible for the payment of claims under these insured limits. In estimating the obligation associated with reported claims and incurred but not reported claims, we utilize independent actuaries. These actuaries utilize historical data to project the future development of reported claims and estimate IBNR claims. Loss estimates are adjusted based upon actual claims settlements and reported claims. The independent actuaries make a significant number of estimates and assumptions in determining the cost to settle claims. We obtain updated loss projections each year from our actuary and adjust our recorded liability to reflect the current projections. The updated loss projections consider new claims and developments associated with existing claims for each open policy period. As certain claims can take years to settle, we have multiple policy periods open at any point in time.
Although we do not expect the amounts ultimately paid to differ significantly from our estimates, it is reasonably likely that self-insurance costs could differ from the historical trends and actuarial assumptions. For example, in fiscal 2007, 2006 and 2005, we recorded increases (decreases) to expense from changes in estimates related to prior year open policy periods of $XX million, $0.6 million and $0.2 million, respectively. Our self-insurance reserves approximated $XX million and $23.5 million at February 3, 2008 and February 4, 2007, respectively, and are included with current liabilities in the accompanying consolidated balance sheets. A 10% change in our self-insurance reserves would have affected our operating profit by $XX million for the fiscal year ended February 3, 2008.

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

Note 1 — Summary of Significant Accounting Policies, page 65
Vendor Allowances and Costs of Sales, page 67
2.	We note you receive reimbursements from some vendors based upon the volume of purchases and that reimbursements are accrued based on historical purchasing patterns and sales forecasts. Please explain to us the factors you consider in determining the reimbursements are probable and reasonably estimable to use the accrual method. See paragraph 8 of EITF 02-16.

Response:

In determining that the reimbursements the Company has accrued for vendor allowances are probable and reasonably estimable and that the accrual method of accounting for vendor allowances is appropriate, the Company has evaluated the factors set forth in paragraph 8 of EITF 02-16. The Company’s assessment of these factors is summarized below.

The reimbursement does not relate to purchases that occur over a relatively long period. All volume-based vendor allowances are based on annual periods, generally a calendar year. Reimbursements received under the Company’s multi-year arrangements are based on factors within the Company’s control such as exclusivity and product placement fees and are recognized ratably over the contract term.

There is no absence of historical experience with similar products nor is there the inability to apply such experience because of changing circumstances. The Company has historical experience with identical or similar products and has had recurring allowance programs with almost all vendors that currently provide allowances.

Significant adjustments to expected cash rebates or refunds have not been necessary in the past. The Company enters into hundreds of contracts with vendors each year that contain allowance provisions. Contractual disputes, misunderstandings and computational and processing errors may occur with vendors for specific aspects of a vendor’s program that could result in adjustments to allowances the Company accrues. Commencing in fiscal 2006, the Company has begun reducing its estimated recognition of vendor allowances by 1% each period to provide for final adjustments expected with vendors. This 1% reduction is not considered significant in the context of the Company’s ability to make a reasonable estimate. This rate was adequate to provide for adjustments made to our accruals for the calendar 2006 vendor programs.

The product is not susceptible to significant external factors. Substantially all the vendor allowances are with vendors that supply traditional vehicle-related parts, maintenance items and accessories. Products are generally not susceptible to significant

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

external factors such as obsolescence. They are also not subject to swift changes in demand.
3.	You state in your response to comment four of our letter dated February 1, 2008 that certain of the Company’s vendor contracts have several year terms requiring recognition over an extended period. Please tell us if the reimbursements received under these contracts relate to the volume of purchases or sales that will occur over the terms of these contracts. If so, explain why your ability to determine whether the reimbursement is probable and reasonably estimable has not been impaired.

Response:

As described in the Company’s response to comment #2, the reimbursements received under the Company’s multi-year vendor contracts do not relate to the volume of purchases or sales that will occur over the terms of these contracts. Reimbursements under these long term arrangements are based upon factors within the Company’s control such as exclusivity and product placement fees, which are recognized ratably over the contract term. All volume-based contracts are for relatively short periods of time and are measured based on the calendar year.

4.	Please refer to comment five in our letter dated February 1, 2008. You indicated that you prepare an annual reconciliation of what the Company records for the vendor program for the year to actual collections. Please tell us what you recorded for the year ended February 4, 2007 and the actual collections.

Response:

[*** Confidential treatment requested for the paragraph below:

Redacted

End of request for confidential treatment ***]
Note 13- Store Closing Costs, page 96
5.	We note your response to comment eight in our letter dated February 1, 2008 that it would not be practicable or meaningful information to disclose cumulative and

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

expected amounts as required by SFAS No. 146, paragraph 20. We are not persuaded that the large number of stores and volume of data involved precludes you from complying with the disclosure requirements. See also paragraphs B55 and B56 of SFAS No. 146 and SAB Topic 5:P. Please provide the disclosure required by SFAS No. 146, paragraph 20.b(1) and show us what your disclosure will look like revised.

Response:

The Company closes stores on a recurring basis and the purpose of the Company’s disclosures in this area is to provide information about the total costs of this activity in each of the periods included in its consolidated financial statements. For the thirty-nine weeks ended November 4, 2007, these costs were $1.8 million, or 0.3% of our operating and administrative expenses. In fiscal 2006 and 2005, such costs were $1.5 million, or 0.2% of our total operating and administrative expenses, and $2.9 million, or 0.4% of our total operating and administrative expenses, respectively.

Because the exit activity of closing stores is a continuous process for a retailer like CSK Auto, the Company does not think providing cumulative closure cost information would be meaningful information. Additionally, we have disclosed the adjustments we have recorded to our estimates each period including every quarter within a fiscal year. However, the Company will enhance its disclosure to make it more clear and provide more information about expected amounts. The Company will revise its disclosure table to remove period costs from the presentation which will allow analysis of activity solely related to the Company’s liability for SFAS No. 146 exit costs. A new table will be added which sums SFAS No. 146 exit costs and period costs related to closed stores to arrive at a total that agrees to our consolidated statement of operations. The Company also proposes to disclose the components of the SFAS No. 146 liability as of February 3, 2008 to provide more transparent information about expected future costs and cash flows. Further, the Company will continue to disclose the primary reasons for significant adjustments to its estimated liability which have been and will continue to be disclosed on a separate line in the Company’s disclosure table. The Company will provide certain other clarifying disclosures as well. The Company believes its disclosures related to the continuous activity of closing stores are adequate.

The Company will include the following enhancements, substantially as set forth below, in its fiscal 2007 Form 10-K. The following disclosure has been modified from the Company’s February 15, 2008 letter submission to the Staff. In this submission, we are providing footnote 8 to the consolidated financial statements. Conforming changes will be made to the MD&A disclosure related to closed stores.
Note 8 — Store Closing Costs
On an on-going basis, store locations are reviewed and analyzed based on several factors including market saturation, store profitability, and store size and format. In addition, the

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

Company analyzes sales trends, geographical and competitive factors to determine the viability and future profitability of its store locations. If a store location does not meet the Company’s required performance criteria, it is considered for closure. As a result of past acquisitions, the Company has closed numerous stores due to overlap with previously existing store locations.
The Company accounts for the costs of closed stores in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Under SFAS No. 146, the fair value of future costs of operating lease commitments for closed stores are recorded as a liability at the date the Company ceases operating the store. Fair value of the liability is the present value of future cash flows discounted by a credit-adjusted risk free rate. Accretion expense represents interest on the Company’s recorded closed store liabilities and is calculated by using the same credit-adjusted risk free rate used to discount the cash flows. In addition, SFAS No. 146 also requires that the amount of remaining lease payments owed be reduced by estimated sublease income (but not to an amount less than zero). Sublease income in excess of costs associated with the lease is recognized as it is earned and included as a reduction to operating and administrative expenses in the accompanying financial statements.
The allowance for store closing costs is included in accrued expenses and other long-term liabilities in the accompanying financial statements and represents the discounted value of the following future net cash outflows related to closed stores: (1) future rents and other contractual expenses to be paid over the remaining terms of the lease agreements for the stores net of estimated sublease income and (2) lease commissions associated with obtaining store subleases. Certain operating expenses related to closed stores, such as utilities and repairs, are expensed as incurred and the Company does not incur employee termination costs when stores are closed. In addition, the Company expenses as incurred and reports as store closing costs operating expenses it incurs when closing a store. These expenses include temporary labor and transportation costs for inventory, fixtures and other assets owned in the store being closed.
The following tabular presentation provides detailed information regarding the Company’s SFAS No. 146 store closing costs ($ in thousands):

	Fiscal Year Ended
	February 3,		February 4,	January 29,
	2008		2007	2006
SFAS No. 146 liability balance, beginning of year	$4,911		$7,033	$7,774

SFAS No. 146 provision for contractual obligations, net of estimated sublease income for stores closed during the period	X,XXX		258	246
Revisions in SFAS No. 146 estimates	(XXX	)	112	1,505
Accretion	XXX		306	420

SFAS No. 146 store closing costs expensed in the period	X,XXX		676	2,171

Purchase accounting adjustments — Murray’s Discount Auto Stores	—		—	324

Payments:
Contractual obligations, net of sublease recoveries	(X,XXX	)	(2,383)	(2,235)
Sublease commissions and buyouts	(X,XXX	)	(415)	(1,001)

Total payments	(X,XXX	)	(2,798)	(3,236)

SFAS No. 146 liability balance, end of year	$ X,XXX		$4,911	$7,033

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

Store closing costs incurred during the periods are comprised of ($ in thousands):

	Fiscal Year Ended
	February 3,		February 4,	January 29,
	2008		2007	2006
SFAS No. 146 store closing costs expensed in the period	$	XXX	$676	$2,171
Period costs related to closed stores		XXX	811	732

Total store closing costs	$	XXX	$1,487	$2,903

During fiscal 2007, we recorded the following: (1) $XX million in SFAS No. 146 charges associated with fiscal 2007 store closures for stores with contractual lease obligations remaining at the closure date; (2) $XX million reduction in expense resulting from revisions in SFAS No. 146 estimates, primarily as a result of increases in sublease rent and buyouts of certain store leases at a cost less than the recorded liability for these closed stores; and (3) $XX million associated with accretion expense relating to the discounting of closed store liabilities. In addition, we incurred $XX million of other operating expenses such as store closing expenses and utilities, repairs and maintenance costs related to closed stores that are expensed as incurred.
During fiscal 2006, we recorded the following: (1) $0.3 million in SFAS No. 146 charges associated with fiscal 2006 store closures for stores with contractual lease obligations remaining at the closure date; (2) $0.1 million of expense resulting from revisions in SFAS No. 146 estimates; and (3) $0.3 million associated with accretion expense relating to the discounting of closed store liabilities. In addition, we incurred $0.8 million of other operating expenses such as store closing expenses and utilities, repairs and maintenance costs related to closed stores that are expensed as incurred.
During fiscal 2005, we recorded the following: (1) $0.2 million in SFAS No. 146 charges associated with fiscal 2005 store closures for stores with contractual lease obligations remaining at the closure date; (2) $1.5 million of expense resulting from revisions in SFAS No. 146 estimates, primarily related to stores that were subleased and became vacant as well as rent increases in master lease agreements; and (3) $0.4 million associated with accretion expense relating to the discounting of closed store liabilities. In addition, we incurred $0.7 million of other operating expenses such as store closing expenses and utilities, repairs and maintenance costs related to closed stores that are expensed as incurred.
At February 3, 2008*, the Company’s $XX million liability for store closing costs consisted of:

November 4,
2007
Future contractual commitments for rent and occupancy expenses	$21,234
Estimated sublease income, net of sublease commissions	(17,628)
Accretion expense to be recognized in future periods	(441)

Total liability for store closing costs	$3,165

*	For illustration purposes, balances outstanding at November 4, 2007 have been used corresponding to the end of our third quarter of fiscal 2007.

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

The Company expects net cash outflows for closed locations included in the fiscal 2007 year end liability to be approximately $XX million during 2008. Of these net outflows, approximately $XX million relates to rent and occupancy expenses. These expenses are expected to be offset by estimated sublease income of $XX million. The expected accretion to be expensed in 2008 on the liability as of the end of fiscal 2007 is approximately $XX million. The cash flow amounts above only relate to contractual commitments and do not include period expenses incurred when we close a store and also the period costs we incur related to closed stores.
Stores are included in the liability for store closing costs when a store is closed with a remaining contractual obligation under a lease agreement. Stores that are closed at the end of a contractual lease period are not included in the Company’s liability for store closing costs. It is the Company’s practice to sublease or attempt to sublease any vacant locations for which it maintains a contractual lease obligation. Locations are removed from the liability for store closing costs when the contractual lease agreement has expired or is terminated through early buyout.
Location activity for stores and service centers included in the liability for store closing costs is as follows:

	Fiscal Year Ended
	February 3,	February 4,	January 29,
	2008	2007	2006
Number of closed locations, beginning of period	175	183	195

Locations added during the period	XX	19	13
Locations removed during the period	XX	(27)	(25)

Net locations added (removed) during the period	XX	(8)	(12)

Number of closed locations, end of period	XX	175	183

As of February 3, 2008, XXX locations were included in the allowance for store closing costs, consisting of XX store locations and XX service centers. Of the store locations, XX locations were vacant and XX locations were subleased. Of the service centers, X were vacant and XX were subleased. Approximately XX locations included in the liability at the end of fiscal 2007 have contractual lease terms that expire in fiscal 2008.
To be included in MD&A
The Company expects to close approximately XX locations in fiscal 2008. Substantially all of these planned closures are expected to occur at the end of a contractual lease period. As a result, closed store expenses for these stores will principally relate to the period costs of actually closing the stores and transporting the Company’s inventory, fixtures and other assets we own in the store.
As requested and pursuant to the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Michael Moran	Confidential Treatment Requested
March 13, 2008	by CSK Auto Corporation

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (602) 631-7220 to discuss any questions you may have.
Sincerely,
CSK Auto Corporation
/s/ James D. Constantine
James D. Constantine
Executive Vice President of Finance & Chief
Financial Officer